August 20, 2012

Via Facsimile and U.S. Mail

Kathryn McHale
Senior Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Prosper Marketplace, Inc.
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011
Filed May 15, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 15, 2012
File No. 333-147019

Dear Ms. McHale:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper” or the “Company”), we are providing the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated June 29, 2012, with respect to Amendment No. 1 to the Form 10-K for the year ended December 31, 2011 filed with the Commission on May 15, 2012 and the Form 10-Q for the quarter ended March 31, 2012 filed with the Commission on May 15, 2012.  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

Form 10-K/A for the Year Ended December 31, 2011

Item 1. Business

Borrower Identity and Financial Information Verification, page 14

1.
We note your disclosure on page 15 that you verified employment or income information for approximately 47% of the loans you originated on a unit basis.  Please tell us, and disclose in future filings, the percentage of loans that had inaccurate employment or income information.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

Response:  As disclosed in our Form 10-K/A, we verify the identity of every loan applicant and we verify income and employment information for a subset of applicants selected based on a proprietary algorithm.  From July 14, 2009 through December 31, 2011, we identified 13,652 loan listings as requiring verification of employment or income.  When we discover a listing that includes inaccurate employment or income verification, with the exception of a small number of listings for which the inaccuracy is immaterial, we cancel the listing.  Therefore, with the exception of a small number of listings that contain an immaterial inaccuracy, we do not permit any loans that we know to contain inaccurate employment or income information to be funded through the platform.  We do not track the number of loans that contain immaterial inaccuracies in employment or income information.  We canceled 10.8% of the 13,652 loan listings for which we verified employment and/or income information between July 14, 2009 and December 31, 2011, because they contained inaccurate or insufficient employment or income information.  In future filings, we will disclose what percentage of the listings that we verify for employment and/or income information are canceled because they contain inaccurate employment or income information.

How to Bid to Purchase Notes

Quick Invest, page 29

2.
Please tell us and discuss in future filings, any problems you have had with your Quick Invest system, including issuing notes by mistake to your investors.  Please also discuss the policies and procedures in place for repurchasing notes that were erroneously issued by the system.  Please tell us whether you have a formal policy with respect to the handling of actual or alleged Quick Invest errors, and if you do not, whether you plan to develop one.  In addition, in your amended 10-K, please add a section in Risk Factors that describes the potential risks that investors face when they choose to allow the Quick Invest system to fund loans on their behalf. Please describe how often you have detected errors within the system.

Response:  Since we first implemented Quick Invest, we have experienced a small number of errors that have affected fewer than 1% of all Notes purchased through Quick Invest.  The errors consisted of the erroneous selection by Quick Invest of all possible search criteria, the erroneous use of inactive searches to purchase Notes, an error that caused searches to identify every listing’s Prosper Score as a 10 (the best rating), regardless of the actual Prosper Score, and an error that resulted in lenders who had multiple searches with overlapping criteria bidding on the same listing more than once even though the lender had also selected an option that was supposed to preclude them from investing in the same listing more than once.

When an error in Quick Invest causes a lender to purchase a Note in error, our policy is to repurchase the Note or indemnify the lender against losses suffered on that Note.  When we indemnify a lender against losses suffered on a Note, we credit the lender’s account an amount equal to the Note’s outstanding principal balance if we have to charge off the loan underlying the Note.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

We will add the following risk factor in future filings:

Investors who use our Quick Invest tool may face additional risk of funding loans that have been erroneously selected by Quick Invest.

Since it was first implemented in July 2011, the Quick Invest tool has experienced errors that affected 5,793 Notes out of the 750,021 Notes purchased through the Quick Invest tool since inception.  Of the affected lenders and Notes, 596 lenders and 1,971 Notes were affected by the erroneous selection by Quick Invest of all possible search criteria; 28 lenders and 2,517 Notes were affected by the erroneous use of inactive searches to purchase Notes; 23 lenders and 96 Notes were affected by an error that resulted in a search identifying every listing’s Prosper Score as a 10 (the best rating), regardless of the actual Prosper Score; and 160 lenders and 1,209 Notes were affected by an error that resulted in lenders who had multiple searches with overlapping criteria bidding on the same listing more than once even though the lender had also selected an option that was supposed to preclude them from investing in the same listing more than once.

In the event of any errors in Quick Invest that cause a lender to purchase a Note in error, we will repurchase the Note or indemnify the lender against losses suffered on that Note, i.e., if we have to charge off the loan underlying the Note, we will credit the lender’s account an amount equal to the Note’s outstanding principal balance.

Technology, page 39

3.
Please revise to include a separate section which provides additional information identifying the loan servicing company and its experience servicing assets of a similar type to the borrower loans.  In addition, please file the back-up servicing agreement as an exhibit.

Response:  The back-up servicing agreement is incorporated into our Form 10-K by reference to Post-Effective Amendment No. 12 to our registration statement (File No. 333-147019), filed October 4, 2011.

We will add the following section in future filings:

Back-up Servicing

We have entered into a back-up servicing agreement with CSC Logic, Inc., a company with experience as a back-up servicer in the peer-to-peer lending industry, pursuant to which CSC Logic, Inc. will assume servicing responsibilities in the event we are no longer able to perform servicing functions.  CSC Logic, Inc. is a subsidiary of Computer Sciences Corporation, one of the world leaders in the information technology and professional services industry.  CSC Logic, Inc. has been in the back-up servicing market for more than twenty years and it services a variety of asset types, including unsecured consumer loans, that cover the full credit spectrum.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

Risk Factors

The Prosper Rating may not accurately set forth the risks of investing . . ., page 51

4.
Please confirm that Prosper Marketplace will take Securities Act liability for inaccurate Prosper Ratings or provide your analysis as to why liability would not attach.  We note that investors rely on the Prosper rating when making their investment decision and you have chosen to rely on unverified data to construct such rating.

Response:  In future filings, we will revise this risk factor to clarify that we will not have any indemnity or repurchase obligations under any contractual agreements associated with the platform, except in limited circumstances.  In addition, we will clarify that our indemnity and repurchase obligations under any such contractual agreements do not affect the rights of any note holders under federal or state securities laws.  Specifically, we will revise the risk factor as follows (underlined language is being added):

We will indemnify a Note holder or repurchase a Note if we include the wrong Prosper Score in a listing or calculate the Prosper Score for a listing incorrectly.  We will not, however, have any indemnity or repurchase obligation under the Indenture, the Notes, the Lender Registration Agreement or any other agreement associated with the platform as a result of any other inaccuracy with respect to a listing’s Prosper Score or Prosper Rating.  For example, the Prosper Rating for a listing could be inaccurate because the applicant’s credit report contained incorrect information.  Similarly, the Prosper Rating does not reflect the substantial risk associated with the facts that (i) we do not verify much of the applicant information on which the Prosper Rating is based, and (ii) much of such information is provided directly by the applicants themselves, who remain anonymous to potential Note purchasers.  In addition, the Prosper Rating does not reflect our credit risk as a debtor (such credit risk exists even though, as the debtor on the Notes, our only obligation is to pay to the Note holders their pro rata shares of collections received on the related borrower loans net of applicable fees).  Our repurchase and indemnity obligations under the Indenture, the Notes, the Lender Registration Agreement or any other agreement associated with the platform do not affect your rights under federal or state securities laws.  A Prosper Rating is not a recommendation by us to buy, sell or hold a Note.  In addition, no assurances can be provided that actual loss rates for the Notes will fall within the expected loss rates indicated by the Prosper Rating. The interest rates on the Notes might not adequately compensate Note purchasers for these additional risks. See “About the Platform—Our Note Repurchase and Indemnification Obligations” for more information.

Participation in the funding of loans could be viewed as creating a conflict of interest, page 57

5.
We note your discussion that Prosper Marketplace and you may participate in funding borrower member loans and holding notes for your own account.  Please revise to provide more detail describing the extent to which you have participated in funding borrower member loans so that investors will have a better understanding of the conflict you describe.

Response:  In future filings, we will revise this risk factor by adding the following paragraph:

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

From the launch of our platform in February 2006 through December 31, 2011 (which period includes the operation of our platform prior to registration with the SEC in July 2009, see “Information About Prosper Marketplace, Inc.—Prior Operation of Our Platform”), Prosper funded loans or portions of loans in the aggregate amount of approximately $147,000.  During the same time period, Prosper’s executive officers, directors and 5% shareholders funded loans or portions of loans in the aggregate amount of $4,697,560.  Prosper and its executive officers, directors and 5% shareholders participated (and participate) in funding loans on the platform on terms and conditions that were (and are) not more favorable than those applicable to other lender members of Prosper.  Of the total aggregate amount of loans or portions of loans funded by Prosper’s executive officers, directors and affiliates as of December 31, 2011, approximately 2% of principal has been charged off, compared to approximately 17% of principal charged off for all loans originated as of December 31, 2011.

If the security of our lender members’ and borrowers’ confidential information . . ., page 63
Any significant disruption in service on our website or in PMI’s computer . . ., page 64

6.
If you or your hosting provider, Digital Realty Trust, have experienced any cyber attacks, attempts to breach your systems or other similar incidents with your business in the past, please state that fact in your risk factor disclosure so that investors are better able to understand the extent to which this risk is likely to impact current or future results.

Response:  In future filings, we will revise the risk factor to clarify that we have occasionally experienced cyber attacks, attempts to breach our systems and other similar incidents, but that, to our knowledge, no such attack or attempt has ever succeeded.  Specifically, we will revise the risk factor as follows (underlined language is being added):

As with any entity with a significant Internet presence, we and the third party that we use for website hosting occasionally have experienced cyber attacks, attempts to breach our systems and other similar incidents, none of which have been successful.  The platform stores our lender members’ and borrower members’ bank information and other personally-identifiable sensitive data.  Any accidental or willful security breaches or other unauthorized access could cause your secure information to be stolen and used for criminal purposes.  Security breaches or unauthorized access to secure information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity.  If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in PMI’s software are exposed and exploited, and, as a result, a third party or disaffected employee obtains unauthorized access to any lender members’ or borrower members’ data, our relationships with our members will be severely damaged, and we could incur significant liability.  Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.  In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data.  These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our members to lose confidence in the effectiveness of our data security measures.  Any security breach, whether actual or perceived, would harm our reputation, and we could lose members.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

Our platform represents a novel approach to borrowing and lending . . ., page 66

7.
We note your disclosure that you failed to timely renew applications to offer and sell notes in several states in 2010.  We also note that on page 47 you disclose a further failure to renew an application in October 2011. In future filings, please update this disclosure for the most recent quarter. In addition, please explain why you would be subject to additional penalties in Connecticut and provide management’s expectations as to the amount of such penalties.

Response:  In future filings, we will update this disclosure for the most recent quarter.  The updated disclosure will reveal that we paid an additional penalty of $40,000 in Connecticut and that we do not expect to incur any additional penalties in connection with our failure to timely renew applications to offer and sell notes in the specified states in 2010 and 2011.

Item 10. Directors, Executive Officers, and Corporate Governance

Executive Officers, Directors and Key Employees, page 86

8.
We note that Mr. Adarkar is described as General Counsel and not as a director or secretary of PMI; however, he appears to have entered into contracts on behalf of the company in his capacity as director and secretary (see Services and Indemnity Agreement dated March 1, 2012).  Please revise your disclosure to identify Mr. Adarkar’s positions or explain why he has signed in this capacity.

Response: The Services and Indemnity Agreement, dated March 1, 2012, filed as Exhibit 10.5 to Amendment No. 1 to Prosper Funding LLC’s registration statement on Form S-1 (File No. 333-179941) mistakenly indicates that Mr. Adarkar signed the agreement in his capacity as a director and secretary of Prosper Funding LLC.  The agreement should have displayed that Mr. Adarkar signed on behalf of Prosper Marketplace, Inc., in his capacity as General Counsel and Secretary of Prosper Marketplace, Inc.  We have corrected this error and re-executed the agreement.

In future filings, we will disclose that Mr. Adarkar is the Secretary and General Counsel of Prosper Marketplace, Inc.

Limitations on Officers’ and Directors’ Liability and Indemnification Agreements, page 91

9.
We note your disclosure that you have entered into indemnification agreements with each of your directors and officers.  Please file the indemnification agreements as exhibits to your amended 10-K, or please explain why you are not required to do so.

Response:  In future filings, in compliance with Instruction 2 to Item 601(a) of Regulation S-K, we will file as an exhibit a copy of the indemnification agreement we entered into with one of our directors and a schedule that identifies the remaining indemnification agreements we have entered into and that sets forth the material details in which such agreements differ from the filed agreement.  All of the indemnification agreements are identical, except for the parties thereto and the dates of execution.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

Director Compensation, page 96

10.	Please file an amendment to your annual report that includes the tabular disclosure required by Item 402(r) of Regulation S-K.

Response:  We will include the following tabular disclosure in future filings:

Director Compensation Table
Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)1	Non‐equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
James Breyer	-	-	-	-	-	-	-
Lawrence W. Cheng	-	-	-	-	-	-	-
Jerome Contro	-	-	-	-	-	-	-
Court Coursey	-	-	-	-	-	-	-
Timothy C. Draper	-	-	-	-	-	-	-
Nigel W. Morris	-	-	-	-	-	-	-
Jeffrey Jacobs	-	-	37,383.38	-	-	-	37,383.38
(1) Mr. Jacobs was granted 25,000 share option awards on August 11, 2011 with an exercise price of $0.12 as compensation for participation on the Company’s Advisory Board and was granted 324,338 share option awards on December 14, 2011 with an exercise price of $0.17 as compensation for his service as a Director, which are subject to the terms and conditions of the 2005 Stock Option Plan as set forth below.  All of these share option awards were outstanding as of December 31, 2011.

We do not provide regular compensation to our directors for service on our Board.  We compensated Mr. Jacobs in 2011 because he provided substantial strategic marketing and brand advice to the Company.

Statement of Operations, page F-3

11.
Please revise future filings to disclose interest income and interest expense separately on the face of the statement of operations in accordance with Rule 5-03(b) of Regulation S-X. Given that you separately disclose both “borrower loans receivable” and “borrower payment dependent notes” on the face of the balance sheet it is unclear why a corresponding similar presentation is not made on the face of the statement of operations. Please revise future filings or advise.

Response:  We disclosed “Interest income on Borrower Loans” separately from “Interest expense on Payment Dependent Notes” in the Statement of Operations we filed with our Form 10-Q for the quarter ended June 30, 2012.  We will continue to disclose “Interest income on Borrower Loans” and “Interest expense on Payment Dependent Notes” separately in the Statement of Operations in future filings.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

12.
We note the company charges a 1% servicing fee which is due and payable on all payments received on borrower loans. We note the level of servicing fees, as reflected in the statement of operations, decreased in each successive quarter of fiscal 2011 and into the first quarter of fiscal 2012, while the level of loans originated and payments received has continued to increase during these timeframes.  Please tell us how the company is accounting for and reflecting these servicing fees within the statement of operations and explain the decrease in servicing fees during 2011 and 2012 despite the increase in loan originations and payments.

Response:  The “Loan servicing fees” financial statement line item on the Statement of Operations relates to the 1% servicing fee on loans originated through October 16, 2008 in which Prosper was acting as an agent for the lending transaction.  As those loans have matured, the related loan servicing fees have decreased.

Service fee revenue on loans originated after July 13, 2009 is recognized as the net interest income from “Interest income on Borrower Loans” and “Interest expense on Payment Dependent Notes” in our Statement of Operations.  In addition, our Lender Registration Agreements do not include explicit service fees.  Rather, each series of Notes will have a stated, fixed interest rate equal to its yield percentage determined by Prosper, which is the interest rate for the corresponding borrower loan, net of servicing fees.  As a result, we are contractually obligated to pay an interest rate on our Notes equal to the yield from related Borrower Loans less a 1% servicing fee.  This 1% interest rate spread equates to servicing revenue which we recognize as the difference between interest income and interest expense.  As noted in our response to Comment 11, we will disclose both interest income and interest expense in future filings to disclose more fully the source of our servicing-related revenue that is realized through our net interest margin on loans and related Notes.

Notes to Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition – Origination Fees, page F-10

13.
We note the company recognizes revenues from loan origination fees under ASC Topic 605.  Tell us how the company considered the accounting guidance in ASC Topic 310-20-35-2 as it relates to the accounting for these loan origination fees.

Response:  We have elected to account for Borrower Loans Receivable, Loans held for investment and Borrower Payment Dependent Notes using the fair value option as noted in ASC Topic 825-10.  Accordingly, origination fees are recognized at origination of the loan rather than deferred and direct costs to originate Borrower Loans Receivable are recognized as operating expenses as incurred.  In future filings, we will add to our discussion of Revenue Recognition in the notes to the financial statements the accounting impact of the fair value election, as follows:

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

Origination Fees

Borrowers pay an origination fee upon the successful closing of a loan. We deduct and retain the origination fee from the loan amount prior to disbursing the net amount to the borrower member. The loan origination fee is determined by the term and credit grade of the loan and ranges from 0.50% to 4.95% of the original principal amount. Since Prosper accounts for borrower loans, loans held for investment and Borrower Payment Dependent Notes at fair value, origination fees are not deferred but are recognized at origination of the loan and direct costs to originate loans are recorded as expenses as incurred.

Note 8. Long Term Debt, page F-18

14.
In regard to the convertible promissory notes which were converted into Series D preferred stock in fiscal 2010, please tell us and revise to disclose the conversion terms and number of Series D preferred shares issued in each of the transactions.

Response:  In April 2010, we issued 4,978,854 shares of Series D preferred stock pursuant to the conversion of a promissory note with principal amount of $3,676,884.  The note at issue was convertible into shares of Series D preferred stock at a conversion rate of $0.7385 per share.  The 4,978,854 shares of Series D preferred stock issued in this transaction include 406,229 shares of Series D preferred stock, valued at $300,000, that were paid to the note holder in exchange for the note holder’s agreement to convert the note prior to maturity.  The conversion of the note was accounted for as a conversion of indebtedness.  We have revised the Series D preferred stock disclosures in our Form 10-Q for the quarter ended June 30, 2012 as follows:

In April 2010, Prosper issued and sold 20,340,705 shares at $0.7385 per share of Series D convertible preferred stock (Series D Preferred Stock) and 3,110,188 shares at $0.001 per share of Series D-1 convertible preferred stock (Series D-1 Preferred Stock) in a private placement for $14,595,709, net of issuance costs of $125,903.  In connection with that sale, we issued 4,978,854 Series D shares pursuant to the conversion of $3,676,884  in promissory notes payable, including 406,229 Series D shares that represented consideration for a note holder’s agreement to convert its Note prior to maturity.

We will make the same disclosure in future filings.

15.
In regard to each of the Note and Warrant Purchase Agreements disclosed, tell us how the company determined the relative fair values utilized in allocating the proceeds between the warrants and the convertible notes.

Response:  The Company accounted for the issuance of the notes payable and warrants issued in November 2009 (the “QED Purchase Agreement”) and February 2010 (the “February Bridge Purchase Agreement”) under the provisions of ASC Topic 470-20, Debt with Conversion and Other Options.  The fair value of the notes were based on a discounted cash flow analysis incorporating the final maturity dates.  The fair value of the warrants were determined through an option valuation model.  The combined fair values were used to allocate the proceeds between the relative fair values of the notes and warrants.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

Note 12. Stockholders Equity, page F-21

16.	We note the issuance of the Series D, D-1, E, E-1 and F preferred stock which occurred during fiscal 2010 and 2011. Please tell us and revise to address the following:

•	Disclose the price per share for each of the above preferred shares issued;

Response: We disclosed the price paid per share for each of the Preferred Series in the notes to the financial statements in our Form 10-Q for the quarter ended June 30, 2012.  We will disclose this information in future filings, as well.  The price paid per share for each of the Preferred Series was as follows:

•	Series D: $0.7385 per share
•	Series D-1: $0.001 per share
•	Series E: $0.7385 per share
•	Series E-1: $0.001 per share
•	Series F: $1.00 per share

•	Tell us how the fair value of the Series D and Series D-1 preferred stock was determined and allocated between these issuances;

Response:  In April 2010, we issued Series D and Series D-1 Preferred Stock and recorded the preferred equity at fair value based on total proceeds received from the investors of $15,021,612, including the $300,000 early conversion premium.  As part of the Series D transaction, the total liquidation preference of all Series A, Series B and Series C shares made available upon issuance of each respective Series was reduced from $40 million to $20 million.  In exchange for their continued participation in Series D, certain Series A, Series B and Series C shareholders, through Series D-1, received additional liquidation preference rights of $3.1 million to offset some of the reduction in liquidation preference of their Series A, Series B and Series C shares.  Because of the limited preference and conversion rights, as well as the absence of voting rights afforded to its holders, the fair value of Series D-1 was determined to represent an immaterial amount upon issuance and was recorded at par value of $0.001 per share.

•	Disclose the number of common stock shares issued upon conversion of the Series D-1 preferred stock; and

Response:  One share of common stock was issued as a result of the conversion of Series D-1 Preferred Stock.  We disclosed this information in the Shareholders Equity note to the financial statements in our Form 10-Q for the quarter ended June 30, 2012.  We will make the same disclosure in future filings.

•	Disclose how the fair value of Series E-1 preferred stock was determined and accounted for.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

Response:  In future filings, we will modify our disclosure regarding the Series E-1 Preferred Stock to disclose that the fair value allocated for the shares was par value $0.001 per share and to describe the limited rights provided by the shares as follows:

In June 2011, Prosper issued and sold 23,222,747 shares at $0.7385 per share of Series E convertible preferred stock (Series E Preferred Stock) in a private placement for $16,708,524, net of issuance costs of $441,476.  In connection with that sale, we issued and recorded 10,000,000 shares at the par value $0.001 per share of Series E-1 convertible preferred stock (Series E-1 Preferred Stock) to certain holders of Series A, Series B and Series C Preferred Stock who participated in the sale. The Series E-1 shares established certain liquidation rights, as described below, have no voting rights and are convertible into one share of common stock (Common Stock) for every one million shares of Series E-1. We allocated the shares of Series E-1 Preferred Stock among these stockholders in proportion to their relative participation in the Series E financing.  Upon issuance of our Series E and Series E-1 Preferred Stock, the Series D-1 Preferred Stock was converted into a single share of Common Stock.

Note 13. Stock Option Plan and Other Stock Compensation, page F-23

17.
In regard to the stock options granted during both fiscal 2010 and 2011, tell us how the fair value of common stock was determined. Similar information should be provided addressing the interim period 2012 stock option grants.

Response:  We have contracted for regular valuations of common stock which are performed by SVB Analytics, Inc., a valuation appraisal expert, in accordance with the Statement of Standards for Valuation Services No. 1 of the American Institute of Certified Public Accountants.  Valuations were performed in April 2010, June 2011 and November 2011.  When issuing common stock options, the most recent common stock valuation is used as one of the assumptions included in the option-pricing model used to estimate the fair value as noted in our discussion of Stock Compensation in Note 2—Significant Accounting Policies.

Exhibit Index

18.
We note that you have entered into several material definitive agreements with Prosper Funding LLC that you have not filed on Form 8-K.  Please explain why you have not filed these agreements as required by Item 1.01 of Form 8-K.

Response:  At this time, we have entered into only one agreement with Prosper Funding LLC—the Services and Indemnity Agreement, dated March 1, 2012, between Global Securitization Services, LLC; Kevin P. Burns; Bernard J. Angelo; Prosper Marketplace, Inc.; and Prosper Funding LLC.  Pursuant to the agreement, we have agreed to indemnify Global Securitization Services, LLC, Kevin P. Burns and Bernard J. Angelo in connection with their service as (or in providing) independent directors of Prosper Funding LLC.  Because Prosper Funding LLC has not commenced operations, and given the substantial uncertainty associated with the proposed offering by Prosper Funding, we believe this agreement is not material, and accordingly we have not filed the agreement on Form 8-K.

We are still negotiating other agreements related to Prosper Funding LLC.  We will file those agreements on Form 8-K after they are executed, assuming that they are material at such time.  In this regard, we note that Form 8-K CD&I 102.01 indicates that an issuer need not file an agreement until such time as it becomes material.  At this time, we do not believe that this agreement is material.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

Form 10-Q for the Quarter Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

General

19.
We note the company has recognized increasing levels of revenues (i.e. primarily due to increasing loan origination fees) during each of the interim reporting periods of fiscal 2011 as well as during the quarterly period ended March 31, 2012.  During the same time periods, we also note the increasing levels of operating expenses primarily due to significantly increasing levels of both compensation and benefits expense and marketing and advertising expense. As a result of the revenue levels not increasing in a manner commensurate with expenses, operating performance has continued to deteriorate resulting in greater net losses during each of the above noted periods. Your disclosures should be revised to specifically address management’s plans regarding the increasing levels of expenses as well plans and steps to be taken to increase revenues in order to have a structure where expenses (i.e. also taking into consideration rebates and promotions) would be commensurate with the levels of revenues in order for the company’s operating performance and liquidity levels to improve. Please revise future filings to include this information and provide a draft of your proposed disclosures in your response.

Response:  We will revise future filings to discuss management’s plans regarding the level of expenses and revenues.

Operating Expenses, page 32

20.
In regard to the significant increase in compensation and benefits expense, please revise in future filings, to quantify the change in employee headcount which has lead to the continued increases. You should also address whether this trend is expected to continue.

Response:  We revised our discussion of compensation and benefits to quantify the change in headcount in our Form 10-Q for the quarter ended June 30, 2012, as follows:

Compensation and benefits were $2.3 million and $4.8 million for the three and six months ended June 30, 2012, respectively, which represented an increase of $746.6 thousand and $1.6 million over the corresponding periods in 2011. The increase was largely due to the Company steadily increasing its employee headcount in the first six months of 2012, which in turn resulted in increased staffing costs such as salary and wages, payroll taxes, healthcare, accrued vacation and bonus compensation.  In particular, we increased our headcount across our engineering, operations, and administrative teams to respond to increased volume demands. At June 30, 2011, we had 47 full time employees whereas at December 31, 2011, we had 58 full time employees. At June 30, 2012, we had 70 full time employees; our sales and marketing team had 14 employees, our engineering team had 25 employees, our operations team had 17 employees, and our administrative team had 14 employees. We intend to continue to increase headcount as we grow our lender and borrower bases and carry out our business plan.

We will provide the same disclosure in future filings.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

21.
In regard to the significant increase in marketing and advertising costs due to the increased emphasis on the affiliate network, brand marketing, and search engine and online marketing campaigns, you should revise future filings to provide a discussion which specifically addresses each of these programs in order to give the reader a more enhanced understanding of the steps being taken to grow borrower and lender volume, which in turn will increase revenues. The related impact on rebates and promotion expenses should be addressed as well. Your discussion should address whether this trend is expected to continue.

Response:  We will revise future filings to discuss the desired impact of our marketing programs, including rebate and promotion expenses, on revenue.  We also will address the expected trend of marketing and promotion costs.

Additional Information about the Prosper Marketplace Loan Platform, page 35

22.
We note the loan origination table provides for the timeframe from when the new platform was implemented through the most recent period presented. Tell us what consideration you have given to expanding this information to also including loan origination information, at a minimum, for the most recent interim period presented.

Response:  We will revise future filings to include loan originations for the most recent interim period.  For example, in our Form 10-Q for the quarter ended September 30, 2012, we will include loan origination information for the three months ended September 30, 2012.

23.
Further, tell us what consideration you have given to disclosing a loan maturity table of the remaining outstanding loans for each period presented (i.e. for example, less than one year, 1-3 years and 3-5 years).

Response:  Because we are only obligated to make payments on Notes if and to the extent we receive payments on the underlying borrower loans, any loss or prepayment we experience on a borrower loan results in an offsetting decrease in our liability with respect to the corresponding Notes.  Therefore, we are not subject to the liquidity risk associated with a mismatch in duration of assets versus liabilities.  For that reason, we do not believe that disclosing our outstanding borrower loans by maturity would be material to investors.

*           *           *           *           *           *           *

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 20, 2012

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter to Keir D. Gumbs at Covington & Burling LLP at (202) 662-5500.

Very truly yours, /s/ Sachin Adarkar Sachin Adarkar General Counsel Prosper Marketplace, Inc.

cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004